EXHIBIT 99.1

Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2009 and 2008

AUDITORS' REPORT

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.

We have audited the consolidated balance sheets of Valcent Products Inc. (a development stage company) as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
September 18, 2009

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
Years Ended March 31

	2009	2008
ASSETS		(Note 10)
Current
Cash and cash equivalents	$224,769	$163,437
Accounts receivable (Note 8)	920,235	462,156
Prepaid expenses (Note 7)	102,670	2,119,546
Inventories (Note 9)	34,072	617,195

	1,281,746	3,362,334
Restricted Cash (Note 13)	0	108,471
Property and Equipment (Notes 5 and 13)	1,070,216	1,135,108
Product License (Note 6)	1	1

	$2,351,963	$4,605,914

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$541,802	$536,563
Current portion of long-term debt (Note 13)	0	16,250
Promissory notes payable (Note 18)	2,643,514	270,167
Due to related parties (Note 11)	186,645	1,490,516
Convertible notes (Note 10)	11,228	5,202,741
Derivative liability (Note 10)	0	940,537

	3,383,189	8,456,774
Long-term debt (Note 13)	0	158,612

	3,383,189	8,615,386
Shareholders' Equity (Deficiency)
Share capital (Notes 14 and 19)	21,607,064	16,340,830
Contributed surplus (Note 14(f))	5,462,219	4,203,394
Commitment to issue shares (Note 14(c))	16,626,122	0
Conversion component of convertible notes (Note 10)	4,310	2,321,755
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(41,493,571)	(23,638,081)

	(1,031,226)	(4,009,472)

	$2,351,963	$4,605,914

Going-concern (Note 1), Commitments (Notes 6, 8, 10 and 12), and Subsequent events (Note 19)

On behalf of the board
           (signed) "F. George Orr"                            Director

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

	2009	2008

Expenses
Product development costs (Note 16)	$8,238,999	$4,081,435
Interest, accretion and financing costs	3,213,003	2,515,346
Loss on settlement of debts (Note 10(i))	885,292	0
Investor relations	782,749	871,542
Professional fees	524,216	431,270
Advertising and media development	448,258	1,953,998
Office and miscellaneous	389,128	234,817
Stock-based compensation	260,530	990,305
Travel	236,441	291,465
Amortization	181,618	47,463
Rent	131,038	77,918
Filing and transfer agent fees	22,150	44,500
Insurance	19,640	71,071
Interest on long-term debt	4,223	15,480

Loss from Operations	15,337,285	11,626,610
Other (Income) Expense
Write-down of product license (Note 6)	0	1,306,074
Interest income	(19,491)	(10,805)
Write down of property and equipment (Note 5)	509,892	0
Foreign exchange loss (gain)	2,027,804	(611,133)

Net Loss and Comprehensive Loss for Year	(17,855,490)	(12,310,746)

Deficit During Development Stage, Beginning of Year	(23,638,081)	(11,327,335)

Deficit During Development Stage, End of Year	$(41,493,571)	$(23,638,081)

Loss Per Share - Basic and diluted	$(6.43)	$(6.23)

Weighted Average Number of Common Shares Outstanding	2,782,284	1,974,763

See notes to the consolidated financial statements

Valcent Products Inc.
Consolidated Statements of Cash Flows
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

	2009	2008
Cash Provided By (Used In)
Operating Activities
Net loss for year	$(17,855,490)	$(12,310,746)
Items not involving cash
Interest, accretion and financing on convertible notes	3,031,746	2,437,818
Loss on settlement of debts	885,292	0
Stock-based compensation	260,530	990,305
Write-down on property/product license	509,892	1,306,074
Common shares issued for product development	190,746	506,869
Common shares issued for services	360,038	398,397
Commitment to issue shares for services	764,257	0
Extension of warrants	181,048	0
Shares issued for interest and penalties	65,333	4,195
Amortization	181,618	47,463
Foreign exchange loss (gain)	1,947,142	(630,984)
Changes in non-cash working capital items	2,255,630	732,607
	(7,222,217)	(6,518,002)
Investing Activity
Property and equipment	(626,618)	(834,084)

Financing Activities
Advances from related parties	1,473,880	560,341
Proceeds from issuance of common shares, net	2,195,785	5,448,774
Promissory notes payable	2,163,016	150,512
Repayments of long-term debt	(174,862)	(34,252)
Proceeds from issuance of convertible notes	2,171,686	1,100,108
	7,829,505	7,225,483

Foreign Exchange on Cash Held in Foreign Currency	80,662	(24,932)
(Decrease) Increase in Cash During Year	61,332	(151,535)
Cash and Cash Equivalents, Beginning of Year	163,437	314,972

Cash and Cash Equivalents, End of Year	$224,769	$163,437

Supplemental Cash Flow Information

Shares issued for services	$550,784	$2,414,233
Shares issued for promissory note interest	$65,333	$0
Shares issued on conversion of convertible notes	$5,030,345	$532,295
Interest paid	$4,223	$15,480

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

1.
Nature of Business and Ability to Continue as a Going-Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the research and development of consumer and industrial products and processes for global markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going-concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss of $17,855,490 for the year ended March 31, 2009 (2008 - $12,310,746) and as at March 31, 2009, the Company had accumulated deficit of $44,730,941 (2008 - $26,875,451) and a working capital deficiency of $2,101,443 (2008 - $5,094,440). The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing (Note 4).

The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements (Note 18).

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare System and Dust Wolf products to focus its efforts on its Vertigro and Verticrop technologies.  In addition, effective March 31, 2009, the Company reached an agreement with significantly all its promissory notes and convertible notes holders, and certain related parties to effect a conversion of the outstanding balances into common shares of the Company (Note 14(c)).

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going-concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1), which became effective July 16, 2009.

All references to common shares, stock options and warrants in these financial statements give effect to the share consolidation, unless otherwise noted.

2.
Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  The significant accounting policies used in these consolidated financial statements are as follows:

(a)
Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd. All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 8.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(b)
Research and product development costs

Research costs are expensed as incurred. Development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c)
Intangible assets

Intangible assets of the Company include technology and product licenses acquired from third parties. Technology and product licenses are initially recorded at the fair value based on consideration paid and are amortized on a straight-line basis over the estimated useful life of the underlying technologies. The Company reviews the estimated useful lives and carrying values of its technology and product licenses as part of its periodic assessment for impairment of long-lived assets.

The amount shown for technology and product licenses do not necessarily reflect present or future value and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these underlying technologies.

(d)
Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.  At March 31, 2009 and 2008, cash and cash equivalents consisted of cash on deposit and money market securities.

(e)
Inventories

The Company records inventory at the lower of cost or net realizable value. Fixed production overhead is allocated by the consistent use of either first-in, first-out or the weighted average method to measure inventory. Any previous write-downs are required to be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down.

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

(f)
Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(g)	Foreign currency transactions and translation The Company presents its financial statements in Canadian dollars. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Income and expense items, at the exchange rate in effect on the date of the transaction.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

(h)
Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the net realizable value of accounts receivable and inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(i)
Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments that would be anti-dilutive.

(j)
Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based awards to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(k)
Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l)
Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the share price as of the earliest of:

(i)	the date at which the counterparty’s performance is complete;
(ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(m)
Financial Instruments

Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

(n)
Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value, with fair value generally based on future discounted cash flows.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(o)
Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable and when collectability is reasonably assured. Sales during the development stage are netted against product development costs (Note 16).

Interest income is recognized on an accrual basis as earned at the effective rate of interest of the investment over the term to maturity.

(p)	Changes in accounting policies Effective April 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”).

(i)
Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy has been included in note 4.

(ii)
Financial Instruments - Disclosures and Presentation

Sections 3862 and 3863 replace Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in notes 3 and 4.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(iii)
Amendments to Section 1400 – Going Concern

CICA Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s consolidated financial statements.

(q)	Future accounting changes

(i)
International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that the effective date for publicly-listed companies to use IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 which will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)
Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior period financial statements will be required. The Company does not expect these changes to have an impact on its consolidated financial statements.

(iii)
Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations” and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

2.	Significant Accounting Policies (Continued)

(iii)
Business Combinations (Continued)

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. Management does not believe these new sections will have an impact on the consolidated financial statements.

3.
Financial Instruments and Risks

The Company has designated its cash and cash equivalents and restricted cash as held-for-trading; accounts receivable as loans and receivables; and its accounts payable and accrued liabilities, promissory notes payable, amounts due to related parties, convertible notes and long-term debt as other financial liabilities.

(a)
Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, promissory note payable and amounts due to related parties approximated their fair values because of the short-term maturity of these financial instruments.

The carrying values of restricted cash and long-term debt approximated their fair values as these financial instruments bore interest at approximate market rates of interest.

Convertible debentures are shown at amortized cost.

(b)	Market risk

(i)	Interest rate risk Interest rate risk consists of two components:

(a)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

3.
Financial Instruments and Risks (Continued)

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

The Company is exposed to interest rate cash flow risk on its long-term debt with variable interest rates as the payments on the loan will fluctuate as interest rates fluctuate during the term of the debt.

The Company is exposed to interest rate price risk on its promissory and convertible notes with fixed interest rates as the market rate of interest differs from the interest rate of the convertible notes.

(ii)
Currency risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash, accounts receivable, accounts payable and convertible notes denominated in British pounds and United States dollars as follows:

Cash	£17,200	US$	146,800
Accounts receivable	12,000		637,000
Accounts payable	7,000		468,000
Promissory notes payable	0		2,223,000
Convertible notes	0		7,500

The Company does not use derivatives or other techniques to manage foreign currency risk.

Based on the above net foreign currency exposure as at March 31, 2009 and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against the British pound and US dollar would result in the following increases or decreases in the Company’s loss :

Increase/decrease in net loss – British pound	$2,400
Increase/decrease in net loss – US dollar	$241,500

(c)
Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company is exposed to credit risk with respect to its cash and accounts receivable. The credit risk associated with cash is minimal as cash has been placed with major financial institutions.  The Company is exposed to significant credit risk with respect to accounts receivable as the majority of the amount is due from a joint venture partner.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

3.
Financial Instruments and Risks (Continued)

Concentration of credit risk exists with respect to the Company’s cash as all amounts are held at single major Canadian, American and British financial institutions.  The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008

Cash	$224,769	$163,437
Accounts receivable	920,235	462,156

	$1,145,004	$625,593

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  At March 31, 2009, the cash balance of $224,769 (2008 - $163,437) is insufficient to meet the Company’s business requirements for the coming year. Therefore, the Company will be required to raise additional capital or sell one or more of its technologies in order to fund its operations for 2010.  At March 31, 2009, the Company had the following amounts coming due during the next year:

	Carrying amount	Due date
Accounts payable	$541,802	90 days
Due to related parties	$186,645	90 days
US$400,000 note payable	$504,520	90 days
Convertible note	$46,512	90 days
US$500,000 subscription advance	$630,650	Aug 31, 2009
US$1,323,000 note payable	$1,473,060	Dec 31, 2009

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

3.	Financial Instruments and Risks (Continued)

(e)	Classification of financial instruments

	Loans and Receivables	Held for Trading	Other Liabilities

Cash	$0	$224,769	$0
Accounts receivable	920,235	0	0
Accounts payable	0	0	541,802
Promissory notes	0	2,643,514	0
Due to related parties	0	0	186,645
Convertible notes	0	11,228	0
Total	$920,235	$2,879,511	$728,447

4.
Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products. The Company relies mainly on equity and debt instrument issuances to raise new capital. In the management of capital, the Company includes the components of shareholders’ equity and convertible debt, promissory notes and long-term debt. Management estimates anticipated research and development expenditures to ensure that there is sufficient capital on hand to meet ongoing obligations. Management reviews the Company’s capital management policy regularly. As part of the strategy to preserve liquidity the Company has restructured its capital structure and agreed to settle convertible notes, certain convertible notes, certain promissory notes and certain related party balances as of March 31, 2009 with shares (Note 14(c)). The Company’s investment policy is to invest its excess cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently does not have sufficient capital to cover its administrative costs or fund research and development programs for the next twelve months. The Company will only be able to continue to develop its products with additional equity or debt instrument financing (Note 19).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

5.	Property and Equipment

	2009
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$1,843,859	$773,643	$1,070,216

	2008
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	389,348	4,951	384,397
Equipment	134,895	3,351	131,544
Computer equipment	121,320	31,605	89,715
Furniture and fixtures	89,134	20,684	68,450
Automobiles	39,711	811	38,900
Leasehold improvements	167,593	20,731	146,862
	$1,217,241	$82,133	$1,135,108

During the year ended March 31, 2009, the Company terminated further development of its Nova Skincare Systems and Dust Wolf products and determined that certain capital assets used for development of those products had no continuing value to the Company and therefore   wrote down the carrying value of those assets to their net recoverable amounts based on management’s estimate.

The write-down amounting to $509,892 is included in accumulated amortization.

6.
Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

6.
Product License (Continued)

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 1,111,112 common shares at a deemed cost of US$1,000,000, based on the historical cost of the license, of which 645,110 common shares were issued during the year ended March 31, 2006 and the remaining 466.002 common shares were issued during the year ended March 31, 2007. Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

The Agreement requires the Company to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Dust Wolf unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company is required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company must pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2009, $318,250 (2008 - $565,135) was paid or accrued to Pagic under the terms of the license.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. The outstanding royalty and other accrued amounts owing to Pagic in the amount of US$156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010 (Note 14(c)).

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common shares on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to the vendors.

7.	Prepaid Expenses Prepaid expenses as at March 31, 2009 include $16,606 (2008 - $2,015,837) related to the deferred portion of business consulting and investor relations services agreements.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

8.
Vertigro Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US$3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,667 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010 and US$250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746 which has been expensed to product development and has accrued its share of the US$50,000 payment due on March 31, 2009.

For the year ended March 31, 2009, Global Green and the Company incurred a total of US$1,281,712 (2008 - US$5,735,893) in costs related to the Vertigro JV and VAT.  During the year ended March 31, 2009, the Company agreed to settle $964,941, related to the Vertigro JV and VAT, owing from Global Green through a reduction of accounts receivable which has been included in product development expenses.  Accounts receivable as at March 31, 2009 includes a receivable due from Global Green in the amount of $812,048 (2008 - $404,935).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

9.
Inventories

As at March 31, 2009, inventories in the aggregate of $34,072 (2008 - $nil) consists of product relating to the Company’s Tomorrow Garden project and are valued at lower of cost and net realizable value. As at March 31, 2009, inventories comprised of raw materials of $325,492 and finished goods inventory of $291,703 relating to the Nova Skincare System and Dust Wolf products. During the year ended March 31, 2009, the Company discontinued product development relating to its Nova Skincare System and Dust Wolf products and any inventory related thereto amounting to raw materials of $314,012, and finished goods inventory of $330,451 were expensed to product development.

10.	Convertible Notes Details of the convertible notes are as follows: Convertible note continuity:

	US $						CDN $
	Balance	2009	2009	2009	2009	Balance	Balance
	March 31,	Issued	Equity	Interest /	Conversions/	March 31,	March 31,
Date of Issue	2008	Principal	Portion	Penalty	Repayments*	2009	2009

July/August 2005 (Note 10(a))	$259,825	$0	$0	$15,647	$(275,472)	$0	$0
April 2006 (Note 10(b))	534,442	0	0	29,287	(563,729)	0	0
April 2006 (Note 10(c))	85,542	0	0	4,673	(90,215)	0	0
December 2006 (Note 10(e))	1,659,782	0	0	150,544	(1,810,326)	0	0
January 2007 (Note 10(f))	1,569,183	0	0	468,170	(2,037,353)	0	0
August 2007 (Note 10(g))	678,567	0	0	102,260	(780,827)	0	0
September 2007 (Note 10(h))	297,433	0	0	154,295	(442,826)	8,902	11,228
July 2008 (Note 10(i))	0	2,168,000	(1,315,003)	1,262,529	(2,115,526)	0	0
	$5,084,774	$2,168,000	$(1,315,003)	$2,187,405	$(8,116,274)	$8,902	$11,228

	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$316,957	$0	$0	$22,389	$(79,521)	$259,825	$265,583
April 2006 (Note 10(b))	495,607	0	0	38,835	0	534,442	546,841
April 2006 (Note 10(c))	79,115	0	0	6,427	0	85,542	87,527
December 2006 (Note 10(e))	670,486	0	0	989,296	0	1,659,782	1,698,289
January 2007 (Note 10(f))	813,084	0	0	967,767	(211,668)	1,569,183	1,605,558
August 2007 (Note 10(g))	0	650,000	(230,007)	258,574	0	678,567	694,310
September 2007 (Note 10(h))	0	391,000	(213,249)	119,682	0	297,433	304,633
	$2,375,249	$1,041,000	$(443,256)	$2,402,970	$(291,189)	$5,084,774	$5,202,741

* Includes commitments to convert the remaining amounts into common shares

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(a)
US $1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, from July 25, 2005 to August 2005 the Company issued one-year, unsecured US$1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 50,741 common shares of the Company at a price per share of US$9.00; and (ii) up to an additional 50,741 common shares of the Company at a price per share of US$18.00. The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; and (ii) US$9.90. Accrued and unpaid interest may be converted into common shares of the Company at US$9.00 per share.  The Company may, subject to notice provisions and its common shares trading above US$27.00 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The share purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which sufficient warrants are exercisable, which will cover the exercise proceeds otherwise payable. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds and issued 23,651 common shares at a deemed value of $285,242. There are 14,192 finders’ A warrants outstanding whereby the holders have the right to purchase 14,192 common shares at US$9.00 per share until August 5, 2008 and 23,652 finders’ B warrants whereby the holders shall have the right to purchase 23,652 common shares at US$13.50 per share until August 5, 2008.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007 (Note 10(c)).

During the year ended March 31, 2009, principal of US$92,281 and interest of US$9,423 were converted to 14,845 common shares and interest of US$15,647 (2008 – US$22,389) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US$173,768 for 595,006 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 595,006 common shares were issued on May 11, 2009 (Note 14(c)).

(b)
US $551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 40,864 common shares of the Company at a price per share of US$9.00; and (ii) up to an additional 40,864 common shares of the Company at a price per share of US$18.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company at the lesser of:

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(b)	US $551,666 April 2006 Convertible Note (Continued)

(a)	70% of the average of the five lowest closing bid prices for the common shares for the ten trading days prior to conversion; or

(b)
US$9.90. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$27.00 per share for at least twenty consecutive trading days and there has otherwise been no default. The warrants carry a Cashless Conversion Feature.

These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US$55,166 cash, representing 10% of the gross proceeds realized; (ii) 10,216 common shares; (iii) three-year warrants to purchase up to 6,129 common shares at a price per share of US$9.00; and (iv) three-year warrants to purchase up to 10,215 common shares at a price per share of US$13.50.

During the year ended March 31, 2009, convertible notes and interest of US$460,679 were converted to 111,751 common shares and interest of US$21,312 (2008 – US$38,835) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal, accrued interest and prepayment penalties aggregating US$103,050 for 473,101 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 473,101 common shares were issued on May 11, 2009 (Note 14(c)).

(c)
US $82,200 April 2006 Penalty Convertible Note

On April 6, 2006, in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (Note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and 6,089 warrants.  These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US$13.50 per share. These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.

During the year ended March 31, 2009, convertible notes and interest of US$64,410 were converted to 17,994 common shares and interest of US$4,673 (2008 – US$6,427) was accrued on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining principal, accrued interest and prepayment penalties aggregating US$25,715 for 106,443 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 106,443 common shares were issued on May 11, 2009 (Note 14(c)).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(d)
Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective date, plus a reduction in the warrant price of certain of the warrants issued of US$1.80. As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense.  An aggregate of 189,299 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$9.00, US$13.50 and US$18.00 to US$7.20, US$11.70 and US$16.20, respectively.  In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing.  The registration statement has subsequently been declared effective.

(e)
US $1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 111,112 common shares of the Company at a price per share of US$9.00; and (ii) up to an additional 111,112 common shares of the Company at a price per share of US$18.00.  Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into common shares of the Company, at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common shares for the ten trading days prior to conversion; or (ii) US$9.90.  The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$27.00 per share for at least twenty consecutive trading days and there has otherwise been no default.  These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.  The share purchase warrants may be exercised on a cashless basis.  After December 31, 2007, this convertible note accrues interest at the rate of 15% per annum.

The right of the note holders to convert into the Company’s common shares is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common shares of the Company greater than 9.99%, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US$150,544 (2008 - US$989,296) in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal of US$1,500,000 and accrued interest of US$310,326 for 4,525,807 common shares that are restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 4,525,807 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(f)
US $2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes.  The 6% unsecured convertible notes matured on December 11, 2008. The notes were convertible into “Units” at the note-holders’ discretion at a conversion price of US$9.00 per Unit. Each “Unit” consisted of one common share and one purchase warrant to purchase an additional common share at US$12.60 per share until December 11, 2008.  At the discretion of the note-holders, interest on the notes were payable in either cash or units at US$9.00 per unit. In connection with this financing, the Company paid consultants US$108,000 in cash and issued 7,500 units exercisable at US$9.00 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$12.60 per share until December 11, 2008.  These convertible notes are unsecured and as they have passed their maturity date, as at March 31, 2009 are due on demand.  The Company was obligated to file a resale registration statement on the underlying securities within four months of closing, which it failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US$120,000 during the year ended March 31, 2007 and a further US$289,973 during the year ended March 31, 2008.

During the year ended, March 31, 2009, principal and accrued interest in the amount of US$709,995 was converted into 78,888 common shares, and principal and accrued interest in the amount of US$28,238 was traded for new 10% convertible notes that convert automatically into units (at a conversion price of US$0.40 per unit on the effective date of the share consolidation, each unit comprised of one common share and one 2-year share purchase warrant to purchase an additional common shares at $0.60 per share for a two year term from the date of issue of the unit).

During the year ended March 31, 2009, the Company accrued US$468,170 (2008 - US$967,767) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

Effective March 27, 2009, the Company agreed to settle the remaining unpaid principal and accrued interest aggregating US$1,299,120 for 3,247,797 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 3,247,797 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

(g)
US $650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US$650,000 to a third party bearing interest at 6% per annum.  The convertible note matured on November 15, 2007 and as at March 31, 2009 is due on demand with both interest and principal convertible at the option of the lender into units at US$10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant exercisable at US$13.50 to purchase an additional common share.  After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(g)
US $650,000 August 2007 Convertible Note (Continued)

The Company was required to register for trading the securities underlying the conversion features of this convertible note on a best-efforts basis, but failed to do so within 180 days from the date of issuance as agreed.  A one-time financial penalty of US$28,567 was incurred during the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common shares is subject to the contractual agreement between parties that any conversion by the note-holder may not lead, at the date of such conversion, to an aggregate equity interest greater than 9.99% in the common shares of the Company, inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities or any other financial instruments convertible into common equity.

During the year ended March 31, 2009, the Company accrued US$102,260 (2008 - US$258,574) in interest and accreted interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US$780,827 for 1,952,066 common shares that are restricted from trading and pooled with equal quarterly releases beginning in January 2010. The 1,952,066 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

(h)
US $391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  The convertible notes matured September 30, 2008 and as at March 31, 2009 are due on demand.  Both interest and principal may be converted at the option of the lender at any time at US$10.80 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable at US$13.50 to purchase an additional common share for a two-year term from the date of conversion.

The Company was required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but failed to do so within 90 days from the date of issuance as agreed.  A one-time financial penalty of US$23,460 was incurred during the year ended March 31, 2008.

During the year ended March 31, 2009, the Company accrued US$154,295 (2008 - US$119,682) in interest and accreted interest on the principal balance on the unconverted principal balance of these convertible notes.

During the year ended March 31, 2009, the Company repaid US$7,500 of the principal on these convertible notes. and, subsequent to March 31, 2009, the Company repaid an additional US$7,500 of principal and US$1,402 in interest.

Effective March 27, 2009, the Company agreed to settle the remaining principal and accrued interest aggregating US$435,326 for 1,024,667 common shares that will be restricted from trading and pooled with equal quarterly releases beginning in January 2010.  The 1,024,667 common shares were subsequently issued on May 11, 2009 (Note 14(c)).

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.	Convertible Notes (Continued)

(i)
US $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer.  The debt is convertible into common shares at the lesser of US$9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days.  The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable.  The non-redeemable warrants are exercisable at US$9.90 and permit the holder to purchase 264,506 common shares.  The redeemable warrants are exercisable at US$13.50 and permit the holder to purchase 132,253 common shares.  Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US$160,000 in cash as transaction costs.  The warrants carry a term of five years from the date of closing of the financing.  The redeemable warrants may be redeemed by the Company at a price of US$0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US$1,326,959 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled this note by:

•	Issuing a new promissory note with a face value of US$1,323,000 that accrues interest at 12% and is repayable by the Company anytime until maturity on December 31, 2009 (Note 18);
•
Settlement of the non-cash portions of the convertible note including US$524,884 in prepayment penalty, US$260,160 in original issuer discounts, and US$371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US$1,156,815 and agreed to issue 2,892,036 common shares that will be restricted from trading and pooled until January 1, 2010;

•	Repayment of US$400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US$250,000 face value of the original note into 625,000 common shares of the Company (Note 14(c)).

The terms of the new US$1,323,000 promissory note include the following:
•	If the promissory note is not settled prior to the maturity date on December 31, 2009, the features of the new note revert to those of the convertible note it replaced;
•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

10.
Convertible Notes (Continued)

Convertible notes are classified according to their components. The financial liability representing the obligation to make the interest payments is classified as a debt, and the equity components representing the conversion option and the warrants held by the holder are disclosed in shareholders’ equity under “Conversion component of convertible notes” and “Contributed surplus”, respectively.  The conversion option which does not meet the definition of equity as it is convertible into a variable number of common shares, is disclosed as a derivative liability.

The Company uses the relative fair value method to allocate the proceeds received to the various components. The fair value of the liability component of convertible debentures is obtained by discounting future interest and principal payments by using a rate equal to the rate of similar debentures having no conversion right, and the fair values of the conversion components and the detachable warrants are obtained using the Black-Scholes option pricing model.

Interest expenditure related to the liability component is charged to operations, and the difference between the interest expenditure and its related disbursement representing the increase in the liability component value is credited to the convertible notes due to time-value of money.

During the year ended March 31, 2009, the Company revised its presentation of the conversion option that did not meet the definition of equity to more accurately present these as derivative liabilities and has restated the financial statements for the year ended March 31, 2008.  This change in presentation had no material impact to the statement of operations.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

11.
Related Party Transactions

Amounts due to related parties are non-interest bearing and have no specific terms of repayment. Due to related parties includes the following amounts at March 31 in respect to certain of the transaction detailed below (a) to (h):

	2009	2008
(a) Pagic	$0	$189,156
(b) CFO	19,105	158,370
(c) Consulting services and unsecured loan advances	32,938	73,896
(d) Consulting services and unsecured loan advances	30,882	1,000,165
(e) Advertising	0	52,145
(f) Operational management consulting	103,720	16,784

	$186,645	$1,490,516

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

	2009	2008
(a) Pagic, a company related by a past common officer and director for:
(i) Net charges for product development expenses including royalties	$301,948	$565,135
(ii) Issued 16,667 shares related to technology purchase	190,746	0
(iii) Commitment to issue 391,298 common shares for debt settlement	195,570	0
(b) The Company’s Chief Financial Officer (“CFO”) and director for:
(i) Charges for professional fees	36,000	35,370
(ii) Exchange of balances for 12% convertible note (Note 10(i))	188,992	0
(iii) Net short-term advance, at 8-10% interest per annum	52,605	150,000
(iv) Original issuer discount, prepayment penalty and interest prepaid through December 31, 2009	128,889	0
(v) Commitment to issue 1,085,690 common shares for debt settlement	370,087	0
(c) Charges from private companies with CFO and director in common for:
(i) Office rent	37,800	30,000
(ii) Consulting fee	160,650	150,000
(iii) Unsecured loan advances	0	57,364
(iv) Commitment to issue 114,826 common shares	57,364	0
(d) West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
(i) Unsecured loan advances, at 8% interest per annum	2,587,638	977,665
(ii) Consulting fees	653,290	52,500
(iv) Convertible notes purchased	85,460	162,305
(v) Exchange of amounts owed at March 31, 2009 forfuture issuance of 4,722,204 common shares	1,601,528	0
(e) Advertising services provided by a private company with a director in common	0	244,861
(f) A director for:
(i) Operational management consulting and investor relations services	202,421	151,825
(ii) Commitment to issue 46,875 common shares	23,428	0
(g) Bonus of 5,555 restricted common shares to a retiring director	0	52,889
(h) A director for:
(i) Loans received/repaid during the year with 10%interest	99,390	0
(ii) Convertible notes purchased	91,893	0
(iii) Commitment to issue 183,860 common shares	191,293	0

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

12.
Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $24,020 (GB£12,550).  Fiscal yearly commitments are as follows:

2010	$96,081
2011	96,081
2012	96,081
2013	96,081
2014	96,081
Thereafter	348,295
$828,700

13.	Long-Term Debt

	2009	2008

Bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and cash of $108,471 at March 31, 2008. Interest at prime plus 0.25%.	$0	$174,862
Less: Current portion	0	16,250

	$0	$158,612

The Company fully repaid its long-term debt during the year ended March 31, 2009.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding: The common share issuances consisted of the following transactions (all numbers of shares reflect the share consolidation effected July 16, 2009):

	Number of Shares	Amount

Balance, as at March 31, 2007	1,703,670	$7,870,435

Private placement, net of share issue costs (i) and (ii)	473, 486	5,081,103
Issued for financial consulting services (iii)	192,333	2,414,233
Conversion of convertible notes (vi)	41,542	323,392
Reallocation of equity upon conversion of notes	0	208,903
Stock options exercised (v)	9,722	83,834
Stock-based compensation for options exercised	0	75,093
Warrants exercised (iv)	38,883	283,837

	755,966	8,470,395

Balance, as at March 31, 2008	2,459,636	$16,340,830

Private placement, net of share issue costs (i)	180,703	1,991,795
Shares issued for promissory note interest (ii)	5,555	65,333
Issued for financial consulting services (iii)	35,776	360,030
Issued for technology license (iv)	16,667	190,746
Conversion of convertible notes (v)	289,344	1,772,363
Warrants exercised (vi)	21,296	203,990
Reallocation from contributed surplus upon exercise of warrants	0	71,869
Reallocation of equity on conversion of convertible notes	0	610,108

	549,184	5,266,234

Balance, as at March 31, 2009	3,008,977	$21,607,064

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(b)	Issued and outstanding (Continued): During the year ended March 31, 2008, the Company:

(i)
Completed a private placement of units whereby a total of 465,549 units were issued at US$10.80 per unit for gross proceeds of US$5,029,636.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$13.50 to purchase one common share.  The Company paid US$88,438 cash to consultants in connection with this private placement;

(ii)
Completed a private placement of units whereby a total of 7,937 units were issued at US$12.60 per unit for gross proceeds of US$100,000.  Each unit consist of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$15.30 to purchase an additional common share of the Company;

(iii)
Issued 192,333 shares in connection with seven financial consulting services agreements for administrative, investor relations, business and financial consulting services at an average deemed value of US$12.24 per share;

(iv)	Issued 38,883 common shares on exercise of 38,883 share purchase warrants at an average exercise price of US$7.20 per warrant;

(v)	Issued 9,722 common shares on exercise of 9,722 stock options at an exercise price of US$9.00 per option by a past director of the Company; and

(vi)	Issued 41,542 common shares upon conversion of US$275,000 of convertible notes, interest of US$4,521 and a registration penalty of US$11,668 from holders (Note 10).

During the year ended March 31, 2009, the Company:

(i)
Completed a private placement of units whereby a total of 180,703 units were issued at US$10.80 per unit for gross proceeds of US$1,951,600.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$13.50 to purchase an additional common share of the Company;

(ii)	Issued 5,555 common shares in connection with interest charges regarding a promissory note at a fair value of $65,333;

(iii)	Issued the following common shares for consulting services:
o	23,333 common shares in connection with two financial consulting services agreements for investor relations and product development services at an aggregate fair value of US$285,000;
o	7,443 common shares for services rendered under a public relations agreement at a fair value of US$43,594;
o	5,000 common shares for services rendered under an internet services contract at a fair value of US$16,500.

(iv)	Issued 16,667 common shares valued at US$180,000 ($190,746) to Pagic relating to the Technology License (Note 8);

(v)	Issued 289,344 common shares upon conversion of US$1,597,609 of convertible note principal, interest and penalties to convertible debenture holders;

(vi)	Issued 21,296 common shares upon the exercise of 21,296 warrants at US$9.00 per share.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(c)
Commitment to Issue Shares:

In conjunction with certain restructuring initiatives, effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US$10,806,780 representing these balances was settled in exchange for 29,516,951 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, and a further 2,634,135 common shares are subject to pooling restrictions until January 1, 2010.

(d)
Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the years ended March 31, 2009 and 2008. Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives.

	Number of Options	Weighted Average US Exercise Price

Options outstanding, March 31, 2007	213,056	$10.44
Granted	139,722	$12.42
Forfeited	(13,056)	$10.80
Exercised	(9,722)	$9.00

Options outstanding, March 31, 2008	330,000	$11.34

Granted	24,444	$9.90
Forfeited	(58,611)	$11.24
Exercised	-	$0
Cancelled	(295,833)	$11.16

Options outstanding, March 31, 2009	0	$0

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(d)	Stock options (Continued) As at March 31, 2009 and 2008, the following stock options were outstanding:

		2009		2008
Expiry Date	US Exercise Price	Number of Options	Exercisable	Number of Options	Exercisable

December 31, 2008	$9.00	-	-	6,945	6,945
March 22, 2009	$10.80	-	-	27,777	16,666
November 10, 2009	$10.80	-	-	36,112	25,000
March 1, 2010	$18.00	-	-	4,167	4,167
April 1, 2010	$12.60	-	-	33,333	-
April 9, 2010	$14.40	-	-	2,777	2,777
June 30, 2010	$10.80	-	-	11,112	11,112
October 2, 2010	$12.60	-	-	11,112	-
October 10, 2010	$12.60	-	-	16,666	16,666
December 20, 2010	$10.80	-	-	16,666	16,666
October 10, 2011	$12.60	-	-	41,666	41,666
February 21, 2011	$9.90	-	-	-	-
December 13, 2011	$9.90	-	-	91,666	91,666
December 20, 2011	$12.60	-	-	8,612	8,612
March 21, 2012	$10.80	-	-	16,666	16,666
March 31, 2012	$12.60	-	-	4,722	4,722

		0	0	330,000	263,331

As at March 31, 2008, the weighted average remaining contractual life of outstanding options is 2.77 years.

During the year ended March 31, 2009, 24,444 (2008 - 139,722) stock options were granted to directors, officers, employees and consultants.  The fair value of these stock options is recognized as a stock-based compensation expense over the vesting period of the options.  The total fair value of these stock options was calculated at $121,530 (2008 - $1,020,687), all of which was recognized as stock-based compensation during the year ended March 31, 2009 (2008 - $807,687). Stock-based compensation expense includes $139,000 for the fair value of options granted in fiscal 2008, which vested in fiscal 2009.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(d)
Stock options (Continued)

Total stock-based compensation expense was $334,530 (2008 - $990,305).  The fair value of stock options granted and the issue of finders’ warrants are calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Expected life (years)	5	2 - 5
Interest rate	2.95%	4.17%
Volatility	80%	94.91%
Dividend yield	0.00%	0.00%

(e)	Warrants Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the years ended March 31, 2009 and 2008:

	Number of Warrants	Weighted Average US Price

Warrants outstanding and exercisable, March 31, 2007	652,990	$13.14
Granted	261,019	$17.64
Exercised	(38,883)	$7.38

Warrants outstanding and exercisable, March 31, 2008	875,126	$13.32
Granted	581,869	$11.62
Exercised	(21,296)	$9.00
Expired	(286,183)	$9.66

Warrants outstanding and exercisable, March 31, 2009	1,149,516	$12.38

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(e)	Warrants (Continued) As at March 31, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2009 Number of Warrants	2008 Number of Warrants

July 25, 2008	$9.00	-	41,259
August 5, 2008	$9.00	-	16,798
December 11, 2008	$12.60	-	24,198
December 11, 2008	$9.00	-	7,500
December 31, 2008	$14.40	-	92,051
December 31, 2008	$18.00	-	43,866
December 31, 2008	$13.50	-	23,652
April 6, 2009	$7.20	55,221	28,519
April 6, 2009	$16.20	91,605	40,864
April 6, 2009	$9.00	3,629	3,629
April 6, 2009	$13.50	10,215	10,215
April 6, 2009	$11.70	6,089	6,089
April 9, 2009	$7.20	-	26,703
April 9, 2009	$16.20	-	50,741
April 23, 2009	$13.50	46,296	46,296
May 24, 2009	$13.50	12,407	12,407
July 10, 2009	$13.50	2,917	2,917
October 9, 2009	$13.50	33,796	33,796
December 1, 2009	$9.00	111,111	111,111
December 1, 2009	$18.00	111,111	111,111
December 18, 2009	$13.50	130,492	130,492
February 19, 2010	$13.50	6,944	6,944
March 21, 2010	$15.30	3,968	3,968
May 1, 2010	$13.50	83,241	-
June 6, 2010	$13.50	5,418	-
July 22, 2010	$13.50	1,695	-
July 20, 2013	$9.90	288,907	-
July 20, 2013	$12.60	144,454	-

Total		1,149,516	875,126

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

14.	Share Capital (Continued)

(e)
Warrants (Continued)

On July 15, 2008, the Company amended the terms of certain warrants issued previously as part of various private placements. 77,444 warrants exercisable at US$7.20 to US$18.00 per share expiring in July 2008 were extended to April 9, 2009 and 159,573 warrants expiring in July and August 2008 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk free interest rate of 1.8% and expected volatility of 64%.  The warrant extensions resulted in additional compensation expense of $181,048 which was charged to expenses with a corresponding credit to contributed surplus. These warrants have expired unexercised.

In addition, warrants expiring in April through July 2009 expired unexercised.

(f)	Contributed surplus

	2009	2008

Contributed surplus, beginning of year	$4,203,394	$3,253,333
Equity component upon repayment of convertible debt	21,999	0
Issuance of warrants on convertible debentures	867,117	34,849
Warrant modifications during the year	181,048	0
Stock-based compensation expense for year	260,530	990,305
Warrants exercised during the year	(71,869)
Stock options exercised during the year	0	(75,093)

Contributed surplus, end of year	$5,462,219	$4,203,394

15.	Income Taxes The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2009	2008

Future income tax assets
Non-capital losses carried forward	$8,479,729	$4,593,497
Net capital losses carried forward	186,646	186,646
Property and equipment tax values in excess of book	238,075	7,080
Other deductible amounts	62,729	40,337

Total future tax assets	8,967,179	4,827,560
Valuation allowance	(8,967,179)	(4,827,560)

Future income tax assets, net	$0	$0

The Company has non-capital losses available to offset future taxable income in Canada, the United States and the United Kingdom amounting to approximately, $13,900,000 expiring through 2029, $13,000,000 expiring through 2029, and $1,960,000 available for indefinite carryforward, respectively.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change in the valuation allowance will be reflected in current income. The future tax benefits of these and other amounts have not been recognized in the consolidated financial statements as their realization is not more likely than not.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

15.	Income Taxes (Continued) The reconciliation of income tax provision computed at statutory rates of 30.75% (2008: 33.33%) to the reported income tax provision is as follows:

	2009	2008

Income tax benefit computed at Canadian statutory rates	$5,490,000	$4,071,000
Temporary differences not recognized	(937,000)	(8,000)
Permanent differences not deductible	(80,000)	(1,499,000)
Foreign tax rate difference	37,000	0
Income tax rate changes	(353,000)	(37,000)
Unrecognized tax losses	(4,157,000)	(2,527,000)

	$0	$0

16.
Product Development Costs

As the Company is in the development stage, test sales are credited to development costs. During the year ended March 31, 2009, the Company had test sales of $219,483 (2008 - $985,779) related to the Nova Skincare System.

17.
Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available, which is evaluated regularly by management in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are in the research, product development and resale sectors.  The Company’s product development, research and resale operations are focused in the United States and, on a secondary basis, in the United Kingdom whereby management of the Company is responsible for business results and the operational decision making. Canadian operations are core to administration and finance functions.  The Company’s operations are, therefore, segmented on a geographic basis.

	United States	United Kingdom	Canada	Consolidated

March 31, 2009
Segmented revenue	$0	$0	$0	$0
Segmented loss	$6,113,583	$1,217,895	$10,524,012	$17,855,490
Identifiable assets	$722,809	$532,631	$1,096,523	$2,351,963

March 31, 2008
Segmented revenue	$0	$0	$0	$0
Segmented loss	$5,432,464	$757,819	$6,120,463	$12,310,746
Identifiable assets	$1,979,342	$518,932	$2,107,640	$4,605,914

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

18.	Promissory Notes Payable As at March 31, 2009, promissory notes payable consists of the following due to third party lenders:
	2009	2008

7% simple interest, US$100,000 promissory note payable, unsecured, due on demand	$0	$115,971
10% simple interest, US$150,000 promissory note payable, unsecured, due May 15, 2008	0	154,196
12% simple interest, US$1,323,000 note payable, due December 31, 2009 (Note 10(i))	1,473,060	0
10% simple interest, US$500,000 subscription advance, unsecured, due August 31, 2009	630,650	0
Mandatorily convertible note, to be converted upon achievement of 18:1 common share rollback	35,284	0
12% simple interest, US$400,000 note payable, unsecured, due on demand (Note 10(i))	504,520	0

	$2,643,514	$270,167

During the year ended March 31, 2009, the Company repaid the principal and accrued interest and in addition, committed to issue 5,555 common shares in full settlement of two promissory notes which were outstanding at March 31, 2008.

On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US$2,000,000 convertible into units. The subscription funds bear interest at 10% (at the rate of US$0.125 per unit on the date upon which the Company effects a share consolidation).  Each unit will consist of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at an exercise price of US$0.45 per share for a one year term from the date of issue.  The warrants may be exercised on a cashless basis.

As at March 31, 2009, the Company had received US$500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US$685 interest on the principal balance of this advance. On May 22, 2009, the balance of US$1,500,000 was received.

The Company completed the share consolidation on July 16, 2009, and on July 17, 2009, issued 16,303,562 common shares pursuant to the conversion of US$2,000,000 in subscription advances and interest of US$37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US$0.45 per share expiring July 18, 2010.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31, 2009 and 2008

19.	Subsequent Events Subsequent events not disclosed elsewhere in these financial statements are as follows:

(a)
On April 1, 2009 through June 22, 2009, the Company received subscriptions to a 10% convertible promissory note in the aggregate of US$176,240. The note and accrued interest have been converted into units at the rate of US$0.40 per unit.  Each unit consists of one restricted common share and one share purchase warrant to purchase an additional restricted common share at an exercise price of US$0.60 per share for a two year term from the date of conversion. On July 17, 2009, the Company issued 458,139 common shares pursuant to the conversion of US$179,478 in convertible notes and accrued interest of US$3,777, and also issued 458,139 warrants to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011;

(b)	On May 9, 2009, the Company issued 312,000 common shares at US$0.80 per share pursuant to secured convertible note principal conversions received in the amount of US$250,000; and

(c)	On July 31, 2009, the Company issued an aggregate of 75,000 common shares valued at US$43,500 pursuant to obligations under a public relations agreement and an internet based services agreement.